

June 9, 2011

Via E-mail
Spencer M. Rascoff, CEO
Zillow, Inc.
999 Third Avenue, Suite 4600
Seattle, Washington 98104

> **Re: Zillow, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed on May 23, 2011**
> **File No. 333-173570**

Dear Mr. Rascoff:

We have reviewed your amended filing and have the following comments. Prior comments refer to those in our letter dated May 13, 2011.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations

Results of Operations, page 42

1. Please refer to prior comment 16. Revise to disclose the increase in the average number of unique users for your revenue discussion for fiscal 2009 as compared to fiscal 2008.

2. We note from your disclosures on page 43 that you began recognizing revenues during the three months ended March 31, 2011 related to your strategic relationship with Yahoo! Real Estate. If material, please revise to disclose the quantitative increase to revenue and cost of revenues that directly resulted from this arrangement. In addition, please tell us how revenue for this arrangement is recognized.

Critical Accounting Policies and Estimates

Share-Based Compensation, page 53

3. We acknowledge that the company will disclose the significant factors contributing to the difference between the estimated IPO price, when available, and the fair value determined as of the date of your last option grant. However, please provide us with your growth rate assumptions used in your most recent valuation analysis as requested in prior comment 19.

4.   We note that two of the comparable companies supplementally provided to us in response to prior comment 20 were used only once in your valuations. Please provide us the underlying reason for why they were not included in the other valuations.

Executive Compensation

Equity-Based Compensation, page 83

5.   We note the disclosure in this section that your compensation committee determines the size of the equity grant awarded to each named executive officer based on its collective business judgment and experience and its evaluation of several factors, including the role and responsibility of each executive officer, the competitive market, the size and value of existing equity awards and a subjective evaluation of each officer's individual performance and prior contributions to the company. Please enhance your disclosure in to explain in more detail how consideration of each of the factors you identify led your compensation committee to award the specific number of stock options granted to your named executive officers in fiscal 2010 following their respective annual performance reviews.

Principal Shareholders, page 99

6.   Please identify the natural persons who exercise voting and/or dispositive powers over the securities held by PAR Investment Partners, L.P. Also, we note that in footnotes 14 and 15 beneficial ownership of shares of Class A common stock held by certain entities is disclaimed by individuals who have, or share, voting and investment power over those shares. To the extent that you retain these disclaimers, please provide us with a legal analysis supporting your belief that beneficial ownership disclaimers are proper outside of filings on Schedules 13D and 13G, and revise to disclose who has voting and/or dispositive power over the disclaimed shares. For guidance, refer to Section III.A.4 of SEC Release No. 33-5808, which states that Exchange Act Rule 13d-4 permits any person to expressly declare in such person's Schedule 13D that the filing of such a statement shall not be construed as an admission that the person is the beneficial owner of the securities covered by such statement.

Consolidated Financial Statements

Note 6. Acquisitions (unaudited), page F-16

7.   Revise to disclose the method of determining the fair value of Class A common stock issued as consideration in the completion of your acquisition pursuant to ASC 805-30-50-1-b-4.

Note 8. Intangible Assets, page F-18

8.   We note your response to prior comment 26 where you indicate the company capitalizes all data licenses that provide future economic benefit in accordance with the definition of an asset per Concept Statement 6. For each data license that you capitalize, please explain further <u>how</u> you determine that the future benefits from such license is probable and that such benefit can be measured with sufficient reliability. Also, please clarify whether you make these determinations at the time you purchase the each data licenses.

9.   In addition, explain further how you determine the useful life of such content to be five to 7.5 years. That is, provide further details as to how you assess the expected use of the asset to the company as well as how you determine when data is expected to become obsolete. Also, tell us what impact, if any, the volatility in the real estate market has on the estimated useful life of your data licenses.

Note 12. Net Loss Per Share Attributable to Common Shareholders, page F-25

10.   We note your response to prior comment 30. Revise to disclose that you have not presented earnings per share under the two-class method for your Class A, B, and C common stock because it would be the same for each class due to equal dividend and liquidation rights for each class.

       You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3456 or, in his absence, to me at (202) 551-3735.

                                               Sincerely,

                                               /s/ Barbara C. Jacobs

                                               Barbara C. Jacobs
                                               Assistant Director

cc: <u>Via E-mail</u>
       Andrew B. Moore, Esq.
       Perkins Coie LLP